CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[****].”

April 25, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Evan S. Jacobson, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc. Registration Statement on Form S-1 File No. 333-179287

Ladies and Gentlemen:

On behalf of Facebook, Inc. (the “Company”), we submit this letter to provide information requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Commission on February 1, 2012 (the “Registration Statement”), as amended by Amendment No. 4 to the Registration Statement filed with the Commission on April 23, 2012 (“Amendment No. 4”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

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The purpose of this letter is to notify the Staff that the Company currently expects the price range to be included on the cover of the Company’s preliminary prospectus will be $[****] to $[****] per share (the “Price Range”), although a final determination regarding the Price Range has not been made as of the date of this letter and it is possible that the actual price range on the cover page of the preliminary prospectus to commence the marketing process may narrow slightly within the Price Range.

In addition, in response to the Staff’s prior comment 51 received by letter dated March 7, 2012 relating to a price range, communications with the underwriters and fair value determinations disclosed in the Registration Statement, the Company advises the Staff that the price range was determined on April 25, 2012. The Company further advises the Staff that it does not believe that a reconciliation of the midpoint of the Price Range to the Company’s determination of the fair value of its common stock as of January 31, 2012 (as set forth in Amendment No. 4) is necessary in light of the fact that the $[****] per share midpoint of the Price Range and the $30.89 fair value per share as January 31, 2012 are not meaningfully different.

* * * * * * * *

Please feel free to contact me at (650) 335-7631 or James D. Evans at (206) 389-4559 should you have any questions or if we can be of further assistance in this regard.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	David W. Kling, Facebook, Inc.

Gordon K. Davidson

James D. Evans

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

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